UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AT HOME GROUP INC.
(Name of Subject Company (Issuer))

Ambience Merger Sub, Inc.
(Name of Filing Person — Offeror)
Ambience Parent, Inc.
(Name of Filing Person — Offeror)
Hellman & Friedman Investors IX, L.P.
H&F Corporate Investors IX, Ltd.
Hellman & Friedman Investors X, L.P.
H&F Corporate Investors X, Ltd.
(Names of Filing Persons — Other)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
04650Y100
(CUSIP Number of Class of Securities)

Ambience Merger Sub, Inc.
c/o Hellman & Friedman LLC
415 Mission Street, Suite 5700
San Francisco, CA 94105
Attention: Arrie Park
(415) 788-5111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kathryn King Sudol
Katherine Krause
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF REGISTRATION FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$2,641,836,080.35	$288,224.32

(1)
Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 65,577,276 shares of common stock and $37.00 per share; (b) the product of 7,129,597 shares of common stock underlying outstanding options and $23.55, which is the difference between $37.00 and the weighted average exercise price of $13.45 per share of the underlying outstanding stock options; (c) the product of 853,557 shares of common stock underlying outstanding restricted stock unit awards and $37.00 per share; and (d) the product of 432,250 shares of common stock underlying outstanding performance stock unit awards and $37.00 per share.

(2)
Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Amount Previously Paid: None                   Filing Party: N/A
      Form of Registration No.: N/A                   Date Filed: N/A
Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any exhibits, amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by Ambience Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ambience Parent, Inc. a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of At Home Group Inc., a Delaware corporation (“At Home”), at a price of $37.00 per share net to the seller in cash without interest and subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 22, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.
Item 1    Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2    Subject Company Information.
Regulation M-A Item 1002
(a)   Name and Address.   The name of the subject company and the issuer of the securities to which this Schedule TO relates is At Home Group Inc., a Delaware corporation. At Home’s principal executive offices are located at 1600 East Plano Parkway, Plano, Texas 75074, and its telephone number is (972) 265-6137.
(b)   Securities.   This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $37.00 per share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. At Home has advised Parent and Purchaser that, as of June 18, 2021, there were (i) 65,577,276 Shares issued and outstanding entitled to receive $37.00 per share; (ii) 7,129,597 Shares underlying outstanding options entitled to receive $23.55 per share, less the exercise price per share of each such underlying outstanding option; (iii) 853,557 Shares underlying outstanding restricted stock unit awards entitled to receive $37.00 per share; and (iv) 432,250 shares of common stock underlying outstanding performance stock unit awards entitled to receive $37.00 per share.
(c)   Trading Market and Price.   Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled “The Tender Offer,” Section 6 — “Price Range of Shares; Dividends” and is incorporated herein by reference.
Item 3   Identity and Background of Filing Person.
Regulation M-A Item 1003
(a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I attached thereto.

Item 4   Terms of the Transaction.
Regulation M-A Item 1004
(a)    Material Terms.   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5   Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a)    Transactions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I attached thereto
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
(b)   Significant Corporate Events.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”
THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for At Home”
Item 6   Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
(a)   Purposes.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for At Home”
(c)(1)-(7)   Plans.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 — “Source and Amount of Funds”
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”
THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for At Home”
THE TENDER OFFER — Section 13 — “Certain Effects of the Offer”
THE TENDER OFFER — Section 14 — “Dividends and Distributions”

Item 7   Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007
(a), (b), (d)    Source of Funds; Conditions; Borrowed Funds.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 — “Source and Amount of Funds”
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”
Item 8   Interest in Securities of the Subject Company.
Regulation M-A Item 1008
(a)   Securities Ownership.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I attached thereto
THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for At Home”
(b)   Securities Transactions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”
Item 9   Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
(a)   Solicitations or Recommendations.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 — “Procedures for Accepting the Offer and Tendering Shares”
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
THE TENDER OFFER — Section 17 — “Fees and Expenses”
Item 10   Financial Statements.
Regulation M-A Item 1010
(a)   Financial Information.   Not applicable.
(b)   Pro Forma Information.   Not applicable.

Item 11   Additional Information.
Regulation M-A Item 1011
(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 — “Background of the Offer; Past Contacts or Negotiations with At Home”
THE TENDER OFFER — Section 11 — “The Merger Agreement; Other Agreements”
THE TENDER OFFER — Section 12 — “Purpose of the Offer; Plans for At Home”
THE TENDER OFFER — Section 13 — “Certain Effects of the Offer”
THE TENDER OFFER — Section 15 — “Certain Conditions of the Offer”
THE TENDER OFFER — Section 16 — “Certain Legal Matters; Regulatory Approvals”
(c)   Other Material Information.   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12   Exhibits
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 22, 2021
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published on June 22, 2021 in Wall Street Journal
(a)(1)(G)	Press Release issued by At Home Group Inc. on June 16, 2021 (incorporated by reference to Exhibit 99.1 to At Home Group Inc.’s Current Report on Form 8-K, filed June 16, 2021)
(b)(1)	Second Amended and Restated Credit Facilities Commitment Letter, dated as of June 16, 2021, by and among Ambience Merger Sub, Inc., Ambience Parent, Inc. and the lenders party thereto
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2021, by and among At Home Inc., Ambience Parent, Inc. and Ambience Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to At Home Group Inc.’s Current Report on Form 8-K filed June 16, 2021)
(d)(2)	Confidentiality Agreement, dated as of February 16, 2021, by and between At Home Group Inc. and Hellman & Friedman Advisors LLC
(d)(3)	Amended and Restated Equity Commitment Letter, dated June 16, 2021, by and among Ambience Parent, Inc., Hellman & Friedman Capital Partners IX, L.P., Hellman & Friedman Capital Partners IX (Parallel), L.P., HFCP IX (Parallel – A), L.P., H&F Executives IX, L.P., H&F Executives IX-A, L.P., H&F Associates IX 2021, L.P., Hellman & Friedman Capital Partners X, L.P., Hellman & Friedman Capital Partners X (Parallel), L.P. and HFCP X (Parallel – A), L.P.
(d)(4)	Amended and Restated Limited Guaranty, dated as of June 16, 2021, by and between Hellman & Friedman Capital Partners IX, L.P., Hellman & Friedman Capital Partners IX (Parallel), L.P., HFCP IX (Parallel – A), L.P., H&F Executives IX, L.P., H&F Executives IX-A, L.P., H&F Associates IX 2021, L.P., Hellman & Friedman Capital Partners X, L.P., Hellman & Friedman Capital Partners X (Parallel), L.P., HFCP X (Parallel – A), L.P. and At Home Group Inc.

Exhibit No.	Description
(g)	Not applicable
(h)	Not applicable
Item 13    Information required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 22, 2021
AMBIENCE MERGER SUB, INC.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
President

AMBIENCE PARENT, INC.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
President

HELLMAN & FRIEDMAN INVESTORS IX, L.P.
By:	H&F Corporate Investors IX, Ltd. Its:	General Partner
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

H&F CORPORATE INVESTORS IX, LTD.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.
By:	H&F Corporate Investors X, Ltd. Its:	General Partner
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

H&F CORPORATE INVESTORS X, LTD.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Erik Ragatz, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of At Home Group Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange on which the Common Stock of the Company is listed, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of June, 2021.
AMBIENCE MERGER SUB, INC.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
President

AMBIENCE PARENT, INC.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
President

HELLMAN & FRIEDMAN INVESTORS IX, L.P.
By:	H&F Corporate Investors IX, Ltd. Its:	General Partner
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

H&F CORPORATE INVESTORS IX, LTD.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.
By:	H&F Corporate Investors X, Ltd. Its:	General Partner
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President

H&F CORPORATE INVESTORS X, LTD.
By:
/s/ Erik Ragatz

Name:
Erik Ragatz

Title:
Vice President